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                               March 1, 2023

       Linghui Kong
       Chief Executive Officer
       Bitdeer Technologies Group
       08 Kallang Avenue
       Aperia Tower 1, #09-03/04
       Singapore 339509

                                                        Re: Bitdeer
Technologies Group
                                                            Amendment No. 11 to
Draft Registration Statement on Form F-4
                                                            Submitted February
10, 2023
                                                            CIK No. 0001899123

       Dear Linghui Kong:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 11 to Draft Registration Statement on Form F-4

       Risk Factors, page 42

   1. Please provide risk factor disclosure clarifying that, based on the relevant facts as they exist today, Zcash may
be a security under the federal securities laws.
 Linghui Kong
FirstName  LastNameLinghui
Bitdeer Technologies  Group Kong
Comapany
March      NameBitdeer Technologies Group
       1, 2023
March2 1, 2023 Page 2
Page
FirstName LastName
       You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff
Attorney, at (202) 344-5791 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Will Cai